1221 Avenue of the Americas New York, NY 10020-1089 212.768.6700 212.768.6800 fax www.sonnenschein.com
[LETTERHEAD OF SONNENSCHEIN NATH & ROSENTHAL LLP]

Roland S. Chase
973.912.7179
rchase@sonnenschein.com

BY HAND AND VIA EDGAR

November 6, 2007

David Link Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:
Millennium India Acquisition Company Inc.
Revised Preliminary Proxy Statement on Schedule 14A, File No. 001-32931 (the “Revised Preliminary Proxy Statement”)
Form 8-K filed July 19, 2007, Exhibit 99.2
Form 8-K filed August 2, 2007, Exhibit 99.1

Dear Mr. Link:

As discussed on the phone today, please find attached the annexes to our letter to you, Mr. Reynolds and Mr. Bhaumik of October 31, 2007 (the “October 31 Response Letter”), setting forth the responses of Millennium India Acquisition Company Inc. (the “Company”) to your comments of September 27, 2007 with respect to the above-referenced filings.

With respect to your letter to the Company of October 2, 2007, we would like to advise you that there was insufficient statutory or case law as to enable Delaware counsel to express the opinion initially requested by you in that letter.   The Company has therefore decided to add a new proposal to the Revised Preliminary Proxy Statement to clarify the meaning of “acquisition” in the context of the definition of “business combination” in its certificate of incorporation.  For that purpose, the Company’s board of directors proposes to amend the certificate of incorporation to add the words “interest in an” before “operating business.”  The portion of the certificate of incorporation affected by this amendment would therefore be changed to read as follows:

FIFTH: …A “Business Combination” shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an interest in an operating business (“Target Business”)….

 Brussels            Charlotte            Chicago            Dallas            Kansas City            Los Angeles            New York            Phoenix            St. Louis

 San Francisco            Short Hills, N.J.            Silicon Valley         Washington, D.C.            West Palm Beach

November 6, 2007

In the October 31 Response Letter,  the Company supplementally advised you in response to your comment 4 that it has obtained from its special counsel, Richards, Layton & Finger, P.A., of Wilmington, Delaware, an opinion to the effect that the provision in Article FIFTH of its certificate of incorporation that attempts to eliminate the statutory right of its stockholders to amend the certificate prior the consummation of a business combination or July 25, 2008, whichever occurs earlier, is contrary to Delaware law because it purports to eliminate the rights granted to a corporation and its stockholders by the Delaware General Corporation Law (“DGCL”).  The opinion of Richards, Layton & Finger, P.A. notes that section 242(a) of the DGCL has been interpreted as providing an unequivocal and unqualified grant to a corporation of the right to amend its certificate of incorporation, so long as the amended certificate complies with the DGCL.  The opinion also notes, however, that there is no Delaware case directly on point and that its conclusion is based on reasoning from decisions that are not on point.  The form of opinion is attached to the October 31 Response Letter as Annex 4-A.  Annex 4-A also appears in the attachment to this letter.

*           *           *           *

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Ira I. Roxland at 212-768-6999 or me at 973-912-7179.

Sincerely, /s/ Roland S. Chase, ja Roland S. Chase Associate

cc:           F. Jacob Cherian, Millennium India Acquisition Company Inc.
Suhel Kanuga, Millennium India Acquisition Company Inc.

ANNEX 4-A

[LETTERHEAD OF RICHARDS, LAYTON & FINGER, P.A.]

October 31, 2007

Millennium India Acquisition Company Inc.
330 East 38th Street, Suite 46C
New York, NY 10016

Ladies and Gentlemen:

We have acted as special Delaware counsel to Millennium India Acquisition Company Inc., a Delaware corporation (the “Company”), in connection with a proposed amendment to the certificate of incorporation of the Company.  In this connection, you have requested our opinions as to certain matters of Delaware law.

For the purpose of rendering our opinions as stated herein, we have examined and have relied as to certain matters of fact upon the following documents:

(i)          the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 17, 2006 (the “Certificate of Incorporation”);

(ii)         the Prospectus of the Company dated July 20, 2006, as filed with the Securities and Exchange Commission (the “SEC”);

(iii)        the Preliminary Proxy Statement of the Company, as filed with the SEC on August 17, 2007;

(iv)        the proposed amendment to Article FIFTH of the Certificate of Incorporation to clarify the meaning of the term “acquisition” (the “Proposed Amendment”).

Millennium India Acquisition Company Inc.
October 31, 2007

With respect to the foregoing documents, we assume:  (i) the authenticity of all documents submitted to us as originals, the conformity to the authentic original documents of all documents submitted to us as copies or forms, the genuineness of all signatures and the legal capacity of all natural persons; and (ii) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein.  Except as listed above, we have not reviewed any document for purposes of rendering our opinions as expressed herein, and we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed herein.  In addition, we have conducted no independent factual investigation of our own, but rather have relied as to factual matters solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

The Company was formed on March 15, 2006, to serve as a vehicle to effect a business combination (a “Business Combination”) with one or more businesses that have operations primarily in India.   The Company is known as a “blank check” company, i.e., a development stage company that has no specific business plan or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company.  In July 2006, the Company successfully consummated an initial public offering (an “IPO”) of 7,250,000 units (“Units”), each Unit consisting of one share of common stock and one warrant to purchase the stock of the Company.   Pursuant to the Certificate of Incorporation, a certain amount of the net proceeds of the IPO were deposited in a trust account established by the Company.

On May 12, 2007, the Company entered into two substantially identical share subscription agreements to acquire a 14.90% equity interest in each of SMC Global Securities Limited (“SMC”) and SAM Global Securities Limited (“SAM”), that collectively comprise the SMC Group of Companies (the “SMC Group”).  Additionally, on June 6, 2007, the Company entered into option agreements with each of SMC and SAM which grants the Company an option, exercisable within 30 days of the date that the corresponding share subscription is consummated, to require SMC and/or SAM, as the case may be, to initiate regulatory approval proceedings that would permit such company to issue Global Depositary Shares (“GDS”).  In that issuance, the Company is entitled to subscribe for GDSs having the value of up to six percent of the equity share capital of SMC and/or SAM.  Pursuant to the shareholders agreements which will be entered into between the Company and each of SMC and SAM upon the closing of the proposed acquisition, the Company will have several rights.  Among these rights are the right to designate one member to the SMC Group’s board of directors and the right of approval over a number of specified matters relating to the governance of the SMC Group and the course of conduct of its business.  Additionally, the Company will have the right of approval over any new issuances of the SMC Group’s equity securities until the later of two years after closing of the proposed acquisition transaction or the date on which the SMC Group initially lists its shares on the Bombay or National Stock Exchange.  The proposed acquisition of the equity interests in the SMC Group and the related transactions described in this paragraph are collectively referred to herein as the “Proposed Transaction.”

Millennium India Acquisition Company Inc.
October 31, 2007

According to the underwriting agreement the Company entered into in connection with the IPO, the Company’s initial target business must have a fair market value equal to at least 80% of the Company’s net assets at the time of the acquisition.  The fair market value of the proposed acquisition of the SMC Group was calculated to be between 97% and 198% of the Company’s net assets as of June 30, 2007.

In accordance with the Certificate of Incorporation, if the Company is unable to obtain stockholder approval of a Business Combination and has not entered into a letter of intent or an agreement with a target business by January 20, 2008, the board or directors will convene, adopt and recommend to its stockholder a plan of dissolution and distribution.  Upon dissolution, the Company will distribute to all of its public stockholders, in proportion to their respective equity interest, an aggregate sum equal to the amount in the trust account, net of taxes payable.  At issue is whether the Proposed Transaction constitutes a “Business Combination” as defined in Certificate of Incorporation.

Article FIFTH of the certificate of incorporation of the Company (the “Certificate of Incorporation”) states that:

The following provisions (A) through (D) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any “Business Combination,” and may both be amended during the “Target Acquisition Period.”  A “Business Combination” shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an operating business (“Target Business”).  The “Target Business Acquisition Period” shall means the period from the effectiveness of the registration statement filed in connection with the Corporation’s initial public offering (“IPO”) with the United States Securities and Exchange Commission up to and including the first to occur of (a) a Business Combination or (b) the Termination Date.

The Certificate of Incorporation is not clear as to whether the Proposed Transaction would be considered an “acquisition” of an “operating business.”  Therefore, the Company now proposes to amend Article FIFTH of the Certificate of Incorporation to clarify the definition of a “Business Combination” to encompass the Proposed Transaction.  You have requested our opinion as to whether the Proposed Amendment will be valid despite the language in the Certificate of Incorporation which attempts to preclude any amendment to Article FIFTH during the Target Business Acquisition Period.

Millennium India Acquisition Company Inc.
October 31, 2007

ANALYSIS

The General Corporation Law of the State of Delaware (the “GCL”) is considered to be part of every certificate of incorporation of every Delaware corporation.  8 Del. C.§ 394.  Section 242(a) of the GCL provides that a corporation

... may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment...

8 Del. C.§ 242(a) (“Section 242(a)”).

Section 242(a) has been interpreted as providing an unequivocal and unqualified grant to a corporation of the right to amend its certificate of incorporation, so long as the amended certificate of incorporation complies with the GCL.  See Drexler, Black & Sparks, Delaware Corporation Law and Practice, § 32.03 (1998) ("it is fair to say that under current law the right of Delaware corporations to amend their charters in accordance with statutory procedures is largely untrammeled").  Article FIFTH purports to take away this statutory right insofar as the Company is concerned by restricting the Company’s ability to amend Article FIFTH during the Target Acquisition Period.  An unequivocal statutory right generally cannot, however, be eliminated by the certificate of incorporation.  While the case support for this proposition is not definitive, the Delaware decisions indicate that a company’s certificate of incorporation cannot deny rights granted by statute.  SeeLoew's Theaters, Inc. v. Commercial Credit Co., Del. Ch., 243 A.2d 78, 81 (1968) ("The established Delaware law is that the contract rights of the stockholders, in the sense of relations inter sese, do not rest upon an unchangeable base, but are subject to alteration under the amendatory provisions of the general law.")(citations omitted); Davis v. Louisville Gas & Electric Co., Del. Ch., 142 A. 654, 657 (1928) ("The very fact that the [General Corporation Law]…deals in great detail with innumerable aspects of the [certificate of incorporation] in what upon a glance would be regarded as relating to its private as distinguished from its public character, has some force to suggest that the state, by dealing with such subjects in the statute rather than by leaving them to be arranged by the corporate membership, has impliedly impressed upon such matters the quality of public interest and concern."); Gaskill v. Gladys Belle Oil Co., Del. Ch., 146 A. 337, 340 (1929) (finding that a certificate of incorporation or other contractual agreement may not alter, by way of subtraction or addition, those rights that are founded in constitutional and statutory enactment.).  In Davis the Court "recognized the unwisdom of casting in an unchanging mould the corporate powers…so as to leave them fixed for all time."  Davis, 142 A. at 657.  As the court stated in Loew's, "a charter provision which seeks to waive a statutory right or requirement is unenforceable."  Loew's, 253 A.2d at 81.  Although the GCL does provide that a company’s certificate incorporation may be modified by the certificate of incorporation itself in certain specific instances identified by the GCL, it does not follow that a certificate of incorporation can eliminate entirely the right to amend such certificate of incorporation.

Millennium India Acquisition Company Inc.
October 31, 2007

Accordingly, the provision in Article FIFTH which attempts to eliminate the statutory right to amend the certificate of incorporation is contrary to Delaware law and cannot prevent the Company and its stockholders from amending the Certificate of Incorporation pursuant to and in accordance with the provisions of Section 242 of the GCL.

We also note that the Proposed Amendment would not appear to affect the rights of existing public stockholders (i.e., stockholders other than those affiliated with the Company) unfairly.  As noted above, the sole right of a public stockholder under the current Certificate of Incorporation should a Business Combination not occur within the 24 month period is to have the Company liquidated and to receive as a result thereof a liquidating distribution.  We assume for the purposes of this opinion, that any public stockholder who wishes to do so can have his shares purchased by the Company at a price equal to that which would be paid in the liquidating dividend and that the Company has sufficient legally available funds to consummate such purchases.

CONCLUSION

We note that we are not aware of any decision of a Delaware court that addresses the issue presented for our consideration.  Based upon and subject to the foregoing, however, it is our opinion that if properly presented with the question a Delaware court would hold that the Proposed Amendment to Article FIFTH is valid.

The foregoing opinion is limited to the General Corporation Law.  We have not considered and express no opinion on the effect of any other laws or the law of any other state or jurisdiction, including federal laws regulating securities or other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

This opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, this opinion may not be relied upon by you for any other purpose, or furnished or quoted to, or relied upon by, any other person or entity for any purpose.

Very truly yours, /s/ Richards, Layton & Finger, P.A.

CSB/PHS/BWF